FORM 6K

SECURITIRES & EXCHANGE COMMISSION

Washington, D.C.  20549

___________________

REPORT OF A FOREIGN ISSUER

Pursuant to Rule 13a - 16  or  15d - 16

The Securities Exchange Act of 1934

ANGLO SWISS RESOURCES INCORPORATED (File # 0-08797)

(Translation of the Registrant's Name into English

)

#1904-837 West Hastings Street, Vancouver, B.C. Canada, V6C 3N7

(Address of principal Executive offices)

Attachments:

1.

Material Change Report.

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

FORM 20 F

     X

                                     FORM 40F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule  12g3 – 2 (b) under the Securities Act of 1934.

YES

NO

   X

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGLO SWISS RESOURCES INC.

(Registrant)

Dated: May 6, 2004

BY:

Chris Robbins

It’s       Vice President

(Title)

ANGLO SWISS RESOURCES INC.

SUITE 1904 – 837 WEST HASTINGS STREET

VANCOUVER, BC V6C 3N7

604-683-0484

Fax: 604-683-7497

May 6, 2004

Securities & Exchange Commission

VIA EDGAR

450 Fifth Street N.W.

Washington, D.C.

USA  20549

Dear Sir or Madam:

RE:

ANGLO SWISS RESOURCES INC.

SEC FILE NO.  0-08797

FORM 6K

On behalf of Anglo Swiss Resources Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Yours truly,

ANGLO SWISS RESOUCES INC.

Chris Robbins

Per:

Chris Robbins

Vice  President

FORM 27

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER:

Section 85(1) of the Act (British Columbia)

Section 146(1) of the Act (Alberta)

ITEM . Reporting Issuer

Anglo Swiss Resources Inc.

#1904 – 837 West Hastings Street

Vancouver, British Columbia,  V6C 3N7

Phone: 604-683-0484

ITEM 2. Date of Material Change

March 29, 2004

ITEM 3. Press Release

The Press Release was issued in Vancouver, British Columbia, on March 29, 2004 via CCN Mathews News Service.

ITEM 4. Summary of Material Change

The Company announced that it has closed its previously announced private placement of 5,180,000 units for gross proceeds of $518,000.

ITEM 5. Full Description of Material Change

The Company announced that it has closed its previously announced private placement (non-brokered) for 5,180,000 units for gross proceeds of $518,000.  Pursuant to the terms of the private placement, each unit is comprised of one common share and one share purchase warrant, with each whole warrant being exercisable into one common share on or before March 29, 2005 upon payment of  $0.15 per common share.  The common shares issued are subject to a statutory restricted period of four months from the date of issuance expiring July 29, 2004.  Following the completion of the private placement, the Company will have 50,005,688 common shares and 5,180,000 common share purchase warrants issued and outstanding.

The proceeds of the private placement will be used by the corporation for general working capital and to pay for the costs of continued evaluation of both the Kenville Gold property and the Blu Starr Gemstone property.  There are no finders fees or brokerage commissions payable related to this private placement.

ITEM 6. Confidential Report

Not applicable.

ITEM 7. Omitted Information

Not applicable.

ITEM 8 Senior Officers

For further information please contact:

 Chris Robbins

 Vice-President

 #1904 – 837 West Hastings Street

 Vancouver, BC  V6C 3N7

 Tel: (604) 683-0484. email: angloswiss@shaw.ca

ITEM 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia this 13th day of April, 2004.

ANGLO SWISS RESOURCES INC.

Per:

s/  “Chris Robbins”

Chris Robbins

Director

cc: TSX Venture Exchange